Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2011	2012	2013	2014
Pre-tax income from continuing operations	693	666	618	401	676
Plus: Loss from equity investees	—	—	—	—	—
Less:Capitalized interest	(2)	(4)	(3)	(5)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	691	662	615	396	674
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	368	330	297	575	311
Interest component of rental expense (a)	6	6	6	5	5

Total fixed charges	374	336	303	580	316
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	1,065	998	918	976	990
Ratio of earnings to fixed charges	2.8	3.0	3.0	1.7	3.1

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.